FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
___________

For the month of February, 2011

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)
___________

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ David P. Miller
Name: David P. Miller
Title: Senior Vice President
General Counsel & Secretary

Date:  February 28, 2011

Exhibit Index

Exhibit Number	Description of Document

99.1	News Release dated February 28, 2011 - Rogers Files 2010 Audited Financial Statements, MD&A and Annual Report to Shareholders